UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Odyssey Marine Exploration, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

676118102

(CUSIP Number)

c/o Andres Gonzalez Saravia

Altos Hornos de Mexico S.A.B. de C.V.

Campos Eliseos No. 29

Col. Rincon del Bosque

11580 Mexico D.F.

Mexico

(52) 555 255 9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Maurice M. Lefkort, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

August 10, 2017

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Epsilon Acquisitions LLC (27-2519822)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 670,455
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 670,455
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 670,455
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 7.99%*
(14)	Type of Reporting Person (See Instructions): OO

*	Calculations are based on 8,388,821 shares of common stock of the Issuer outstanding, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on August 9, 2017.

CUSIP No. 676118102

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Alonso Ancira
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6)	Citizenship or Place of Organization: Mexico and the United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 670,455
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 670,455
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 670,455
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13)	Percent of Class Represented by Amount in Row (11): 7.99%*
(14)	Type of Reporting Person (See Instructions): IN

*	Calculations are based on 8,388,821 shares of common stock of the Issuer outstanding, as stated in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on August 9, 2017.

Introductory Note

This Amendment No. 1 (this “Amendment No. 1”) is being filed on behalf of Epsilon Acquisitions LLC, a Delaware limited liability company (“Epsilon”) and Alonso Ancira, a citizen of Mexico and the United States (together, the “Reporting Persons”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Issuer”), to amend the Schedule 13D filed on February 9, 2017 (together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 10, 2017, Epsilon, Odyssey Marine Enterprises, Ltd. (“OME”) and the Issuer entered into a Second Amended and Restated Convertible Promissory Note of OME (the “Second A&R Note”). A copy of the Second A&R Note is filed as an Exhibit to this Schedule 13D.

The Second A&R Note reflects the remaining Tranche under the Note of $1,000,000. Pursuant to the Second A&R Note, the Issuer will repay the outstanding principal balance of the Second A&R Note plus accrued interest and fees on upon written demand by Epsilon; provided that Epsilon may not make such written demand prior to the earlier of (i) the occurrence of an event of default under the Second A&R Note, or (ii) a date, which may be no earlier than December 31, 2017, that is at least 60 days subsequent to written notice that Epsilon intends to demand payment.

Mr. Ancira is the Chairman of the Board of Directors of Altos Hornos de Mexico S.A.B. de C.V. (“AHMSA”). On August 10, 2017, Minera del Norte S.A de C.V., a Mexican societe anonime (“MINOSA”) and subsidiary of AHMSA, OME and the Issuer entered into a Note Purchase Agreement, pursuant to which MINOSA agreed to lend OME an aggregate amount of up to $3,000,000 (the “MINOSA Loan”) evidenced by a Convertible Promissory Note of OME (the “MINOSA Note”). The MINOSA Loan is convertible into Common Stock upon 75 days’ notice to OME or upon a merger, consolidation, third party tender offer, or similar transaction relating to the Issuer.

In connection with the Second A&R Note and the MINOSA Note, Epsilon and MINOSA have obtained certain registration rights with respect to the Common Stock pursuant to the terms of the second amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), dated March 18, 2016, amended and restated as of October 1, 2016 and further amended and restated as of August 10, 2017, by and among, the Issuer, Epsilon and MINOSA. Pursuant to the A&R Registration Rights Agreement, (i) Epsilon may demand that the Issuer register the offer and sale of all or any part of the shares of Common Stock issuable upon the conversion or exercise of the Second A&R Note or Warrant and (ii) and MINOSA may demand that the Issuer register the offer and sale of all or any part of the shares of Common Stock issuable upon the conversion or exercise of the MINOSA Note (collectively, the “Conversion Shares”), if the aggregate offering price of the Conversion Shares is not less than $3.0 million. Under the A&R Registration Rights Agreement, the Issuer is required to file a registration statement for the Conversions Shares on a continuous basis and to use its reasonable best efforts to have the registration declared effective by the Securities and Exchange Commission.

The foregoing description of the A&R Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the A&R Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2.

Item 7.	Materials to be Filed as Exhibits

99.1 Second Amended and Restated Convertible Promissory Note, dated August 10, 2017, by Odyssey Marine Enterprises, Ltd., in favor of Epsilon Acquisitions LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 15, 2017).

99.2 Second Amended and Restated Registration Rights Agreement, dated August 10, 2017, by and between Odyssey Marine Exploration, Inc., Epsilon Acquisitions LLC and Minera del Norte S.A de C.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: August 16, 2017

EPSILON ACQUISITIONS LLC

By:	/s/ Alonso Ancira
Name:	Alonso Ancira
Title:	Managing Member

ALONSO ANCIRA

By:	/s/ Alonso Ancira
Name:	Alonso Ancira